Former Burton Snowboards Executive Randy Torcom Joins C21 Investments
Leading Integrated Cannabis Company continues to build world-class operations

July 31, 2018 -- Vancouver, B.C. – C21 Investments (“C21”) [CSE:CXXI] continues to build a strong management team with the appointment of Randy Torcom as Vice President of Marketing. C21 Investments is highly focused on building and acquiring market leading marijuana brands. C21’s vertical integration is important for maintaining high margins, however, brand building is the future of the industry. The addition of Torcom to the C21 team, with his marketing and branding experience, is instrumental to the execution of the Company’s brand building mission.

“Brand integrity and authenticity are critical for success in the cannabis industry,” said Torcom. “C21 Investments is committed to a strong national and international brand strategy that delivers a compelling proposition of high-quality products, with life-style and value delivery that consumers can have a deep and meaningful connection with that will stand the test of time.”

Torcom has more than 18 years’ experience crafting innovative strategies to introduce new product lines while enhancing brand identity and consumer perception. Randy’s most recent experience includes his role as Vice-President of Brand Marketing at Burton Snowboards, where he owned the brand voice and drove competitive market positioning across multiple channels. Additionally, Torcom oversaw the visual retail strategy, ensuring a premium aesthetic and elevated customer experience globally across all brick and mortar locations. Torcom will be responsible for C21 Investments products worldwide and will be based in the Company’s Oregon operations. His appointment is effective immediately.

“Randy is an accomplished leader with multi-faceted creative talents and a proven track record of achieving impressive branding milestones,” said Robert Cheney, President and Chief Executive Officer, C21 Investments. “His fresh perspective will be invaluable as C21 Investments continues to add new brands and products through our aggressive acquisition strategy.”

ABOUT C21 INVESTMENTS

C21 Investments Inc. (CSE – CXXI) is a brand focused, vertically integrated cannabis corporation that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The company has definitive agreements to acquire cannabis companies in Oregon and Nevada, that when closed will make C21 one of the largest public cannabis company by revenue in the world. C21’s current and announced operations currently comprise Silver State Relief in Nevada, as well as Phantom Farms, Swell Companies, Eco Firma Farms, and five dispensaries in two states. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil and vaporizer cartridges.

www.cxxi.ca

For more information please contact:
Graeme Harris
graeme@strategy2communications.com
+1 416 402- 7050

The CSE has not accepted responsibility for the adequacy or accuracy of this release.